Exhibit 2


                                                                May 8, 1995


General Signal Corporation
One High Ridge Park
Stamford, CT  06904


Gentlemen:

            This letter is being delivered to you in connection with, and to induce you to enter into, the Agreement and Plan of Merger by and among General Signal Corporation ("Parent"), General Signal Acquisition Corporation and Data Switch Corpora-tion dated as of May 8, 1995 (the "Merger Agreement"), a copy of which is attached hereto as Annex 1.

            You and the undersigned prior to the date hereof had no agreement, arrangement or understanding to acquire the Shares (as defined hereinafter) or for the purpose of acquiring, holding, voting or disposing of the Shares. Prior to the date hereof, the Board of Directors of Data Switch Cor-poration, a Delaware corporation ("the Company"), has approved you and the undersigned entering into this letter agreement and the transactions contemplated by this letter agreement, as well as the execution and delivery by the Company of the Merger Agreement providing for the merger of the Company with a direct wholly-owned subsidiary of yours (the "Merger") and the conver-sion of each outstanding share of common stock, par value $.01 per share, of the Company (the "Company Common Stock"), other than shares of Common Stock owned by the Company or any subsid-iary of the Company, into the right to receive common stock, par value $1.00 per share, of Parent ("Parent Common Stock").

            The undersigned hereby represents and warrants to, and covenants and agrees with, Parent as follows:

            (a) Your and the undersigned's obligations hereunder shall be subject to the condition that the Merger and this let-ter agreement shall have been approved by the Board of Direc-tors of the Company with the effect that Parent will not be subject to the restrictions of Section 203 of the Delaware Gen-eral Corporation Law.

            (b) The undersigned is the beneficial and/or record holder of approximately 2,041,275 shares of Company Common
Stock (the "Shares"), including 131,250 shares held in a trust


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                                    -2-


for the benefit of Barry Greene and Lauren Jennifer Greene and 47,000 shares held by his wife (as to which the undersigned disclaims beneficial ownership), and has the right to acquire certain additional shares of Company Common Stock (the "Rights"). 400,000 of the Shares (the "Pledged Shares") have been pledged to the Company as collateral security for a loan in the principal amount of approximately $500,000 (the "Loan").

            (c) The undersigned will not assign, sell, transfer or otherwise dispose of, including by way of pledge, hypotheca-tion or grant of any security interest, any of the Shares, the Rights, or any Future Shares (as hereinafter defined), or enter into any direct or indirect agreement or arrangement to effect any of the foregoing, on or before December 31, 1995; provided, that the undersigned may pledge Pledged Shares to a broker or commercial bank for the purpose of securing a loan to repay the Loan and another loan by the Company to the undersigned in the principal amount of approximately $93,000.

            (d) In the event that any proposal or offer (other than a proposal or offer by Parent or its affiliates) for a tender or exchange offer, merger, consolidation or other busi-ness combination involving the Company or any Subsidiary of the Company or any proposal to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company or any of its Subsidiaries or a liquidation or dis-solution of the Company (an "Acquisition Proposal") is the sub-ject of approval or ratification by the shareholders of the Company on or before December 31, 1995, the undersigned agrees to vote the Shares and any Future Shares for the Merger Agree-ment and against approval or ratification of, and to refuse to give any written consent for, any such Acquisition Proposal and not otherwise to take any action that would or could have the effect of increasing the likelihood that such Acquisition Pro-posal would be approved or ratified by the shareholders of the Company or otherwise entered into by the Company. If prior to the termination of the Merger Agreement pursuant to Section 10.01(b), (c) or (d) or 10.2 thereof any person shall have made a bona fide proposal concerning a Business Combination Transac-tion (as defined in the Merger Agreement) to the Company or its stockholders and within twelve months after any such termina-tion the Company or any of its Subsidiaries effects a Business Combination Transaction which the undersigned has consented to or voted the Shares or the Future Shares to approve or ratify or in respect of which the undersigned has taken any action that would or could have the effect of increasing the likeli-hood that such Business Combination Transaction is effected,


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                                    -3-


then the undersigned shall pay to Parent cash, by wire transfer of immediately available funds, in an amount equal to the excess of the amount realized by the undersigned in connection with such Business Combination Transaction and $4.55 per Share.

            (e) The undersigned hereby delivers to you his duly executed and irrevocable proxy attached hereto with respect to the Shares and any shares of Company Common Stock acquired after the date hereof, including without limitation upon exer-cise of any Rights (the "Future Shares").

            (f) The undersigned agrees that, prior to the ear-lier of the Effective Time (as defined in the Merger Agreement) and December 31, 1995, the undersigned shall not, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) inquiries or proposals concerning any Acquisition Proposal or negotiate, explore or otherwise commu-nicate with any third party (other than Parent or its affili-ates) regarding any Acquisition Proposal.

            (g) The undersigned hereby agrees, from and after the date hereof, to use all reasonable efforts to assist in the Merger (as defined in the Merger Agreement) becoming effective and being treated as contemplated by the Merger Agreement; pro-vided, however, that this provision shall not obligate the undersigned to incur any costs, expenses or liability or take any actions to its economic detriment. The undersigned further agrees to execute and deliver or cause to be delivered to Par-ent such additional powers and instruments as Parent may rea-sonably require or deem advisable to carry into effect the pur-poses of this letter agreement or the Merger Agreement.


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                                    -4-


            This letter agreement shall be governed by the laws of the State of New York applicable to contracts made and per-formed wholly in such state.

                                    Very truly yours,

                                    /s/ Richard E. Greene


Agreed to:

General Signal Corporation


By: /s/ Philip A. Goodrich
   Name: Philip A. Goodrich
   Title: Vice President


Approved:

Data Switch Corporation

By: /s/ W. James Whittle
   Name: W. James Whittle
   Title: Sr. Vice President and CEO